SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2012 CORPORATE CALENDAR OF EVENTS

Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: José G. Felix E-mail 1: ri@netservicos.com.br E-mail 2: maria.siqueira@netservicos.com.br E-mail 3: sergio.nobuo@netservicos.com.br Phone: +55 (11) 2111-2785 Fax: +55 (11) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2011
EVENT	DATE
Accessible to Stockholders	02/14/2012
Publication	02/14/2012
Submission to BM&FBOVESPA	02/14/2012

Standardized Financial Statement (DFP), as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	02/14/2012

Consolidated Financial Statement in English as of 12/31/2011.
EVENT	DATE
Submission to BM&FBOVESPA	02/14/2012

Reference Form, as of 12/31/2012
EVENT	DATE
Submission to BM&FBOVESPA	05/31/2012

Quarterly Financial Statement – ITR

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2012	05/15/2012
• Referring to 2nd quarter of 2012	08/14/2012
• Referring to 3rd quarter of 2012	11/14/2012

1

Quarterly Financial Statements in English

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2012	05/15/2012
• Referring to 2nd quarter of 2012	08/14/2012
• Referring to 3rd quarter of 2012	11/14/2012

Scheduled Ordinary Shareholders Meeting

EVENT	DATE
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	03/30/2012
Publication of the Call Notice	04/13/2012
Ordinary Shareholders Meeting	04/30/2012
Filing of the main resolutions of the Board of Directors Meeting to BM&FBOVESPA	04/30/2012
Submission of the Minutes of the Ordinary Shareholders Meeting to BM&FBOVESPA	05/09/2012

Public Meeting with Analysts

EVENT	DATE
APIMEC/SP Presentation	11/30/2012

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 04, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.